Exhibit 99.1

Concord Medical Announces Results of 2013 Annual General Meeting;

Appoints New Board Members

BEIJING, Dec. 26, 2013 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced the results of its 2013 Annual General Meeting (“AGM”) which was held on December 21, 2013 in Beijing. At the AGM, shareholders ratified:

1.	The appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2012.

2.	The appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2013.

3.	The inclusion of financial statements of fiscal year 2012 in the Company’s 2012 annual report.

In addition, Concord Medical’s board of directors has appointed Mr. Yin Zhe and Mr. Ji Tian as directors and Mr. Li Yongjun as an independent director, effective from December 23, 2013. Mr. Steve Xiaodi Sun, Mr. Xiao Feng, Mr. Xin Jie, and Mr. Ren Yonggang will no longer serve as directors of the company.

Mr. Yin Zhe is currently a co-founder and has been the director and vice president of Noah Holdings Limited since 2005. Mr. Yin was the deputy general manager of the wealth management department at Xiangcai Securities from November 2003 to September 2005. Prior to that, Mr. Yin worked at Bank of Communications of China from July 1997 to November 2003 as a wealth and product manager. Mr. Yin received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 1997 and received an Executive MBA degree from China Europe International Business School.

Mr. Ji Tian is currently the deputy general manager of Gopher Asset Management. Before joining Gopher Asset, Mr. Ji was the head of managed accounts department of AXA SPDB Investment Managers. From 2009 to 2011, Mr. Ji worked in at Wanjia Asset Management, covering equity research and macro economy research. From 2006 to 2009, Mr. Ji worked at the equity derivatives department of ABN AMRO Bank. Mr. Ji received a master degree of business management in Fudan Management School and a bachelor degree of mathematics in Fudan University. Mr. Ji is a holder of Chartered Financial Analyst (CFA).

Mr. Li Yongjun is currently the Chair of Department of Public Policy in Peking University, a position he has held since 2008. Mr. Li is also the Associate Professor of School of Government in Peking University. Mr. Li was the Lecturer of School of Government in Peking University from 2002 to 2004 and received a Ph.D. in Economics from Peking University in 2002.

“We are very pleased to welcome Mr. Yin Zhe, Mr. Ji Tian and Mr. Li Yongjun to the Board,” said Dr. Jianyu Yang, Chairman and CEO of Concord Medical. “Each brings a wealth of professional leadership, academic excellence and business experience to Concord Medical. We look forward to working together closely with them to execute on our growth initiatives and create added value for our shareholders.”

Dr. Jianyu Yang also stated, “I would also like to express my gratitude to all departing directors, who have contributed greatly to Concord Medical’s growth during their tenures.”

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation and is the parent of Chang’an Hospital. As of September 30, 2013, the Company operated a network of 144 centers with 78 hospital partners that spanned 55 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Gloria Huang (Chinese and English)

+86 10 5903 6688 (ext. 639)

gloria.huang@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com